# El Tamarindo Inc.

## Profit and Loss

### October 2019 - September 2020

| | TOTAL |
|---|---:|
| **Income** | |
| 40000 Sales | |
| 40100 Beverages - Beer | 43,181.96 |
| 40200 Beverages - Wine | 5,131.00 |
| 40250 Beverages Sales - Liquor | 156,478.64 |
| 40300 Beverages Sales - Other | 68,552.33 |
| 40350 Food Sales | 749,860.06 |
| 40450 Marketplace Facilitator Mobile App & Catering Sales | 270,683.36 |
| 40500 Private event sales | 27,310.31 |
| 41000 Souvenir Sales | 1,775.00 |
| **Total 40000 Sales** | **1,322,972.66** |
| 40400 Customer Discounts/Promotions/Adjustments | -26,169.03 |
| 41200 Sales Other - (Tips Collection) | 44,455.84 |
| 41250 TIP Employees | -44,455.84 |
| 45000 Sales of Product Income | 992.97 |
| Sales - General | 0.00 |
| **Total Income** | **$1,297,796.60** |
| **Cost of Goods Sold** | |
| 50900 Food Purchases | 287,836.39 |
| 51000 Bar Purchases | 43,080.49 |
| 51800 Merchant Account Fees | 88,861.55 |
| 53100 Restaurant Supplies | 42,156.17 |
| 54200 Purchases - Others | 1,954.44 |
| **Total Cost of Goods Sold** | **$463,889.04** |
| **GROSS PROFIT** | **$833,907.56** |
| **Expenses** | |
| 60000 Advertising and Promotion | 24,156.86 |
| 60400 Bank Service Charges | 5,320.43 |
| 61000 Business Licenses and Permits | 3,016.87 |
| 61400 Charitable Contributions | 827.50 |
| 61700 Computer, Technology and Internet Expenses | 2,261.01 |
| 62500 Dues/Subscriptions/Membership Expenses | 626.68 |
| 63300 Insurance Expense | 15,701.55 |
| 63320 Health Insurance | 1,180.47 |
| **Total 63300 Insurance Expense** | **16,882.02** |
| 63400 Interest Expense | 7,534.82 |
| Sales Tax Interest | 1,424.09 |
| **Total 63400 Interest Expense** | **8,958.91** |
| 64300 Meals and Entertainment | 660.17 |
| 64700 Miscellaneous Expense | 875.45 |
| 64800 Music and Entertainment | 857.37 |
| 64900 Office Supplies | 4,720.69 |
| 65500 Salaries and Wages | |

| | TOTAL |
|---|---:|
| 65600 Salaries - Officers | 39,740.38 |
| 65700 Salaries & Wages - Employees | 392,977.25 |
| **Total 65500 Salaries and Wages** | **432,717.63** |
| 66000 Payroll Expenses | |
| 60102 FICA - Employer | 46,745.15 |
| 60150 DC Unemployment Insurance Expense (Employer) | 6,066.59 |
| 60300 Federal Unemployment (FUTA) | 301.96 |
| 66140 DC Paid Family Leave | 3,553.43 |
| **Total 66000 Payroll Expenses** | **56,667.13** |
| 66500 Postage and Delivery | 573.83 |
| 66600 Printing and Reproduction | 2,052.00 |
| 66700 Professional Fees | |
| 66710 Accounting Services | 33,316.45 |
| 66720 Consulting fees | 7,629.95 |
| 66730 Legal Fees | 82,892.45 |
| **Total 66700 Professional Fees** | **123,838.85** |
| 67100 Rent Expense | 123,775.00 |
| 67200 Repairs and Maintenance | 17,645.58 |
| 68000 Real Estate Tax DC | 59,146.77 |
| 68100 Telephone Expense | 3,718.23 |
| 68400 Travel Expense | 1,848.17 |
| Gas/Fuel | 734.17 |
| **Total 68400 Travel Expense** | **2,582.34** |
| 68600 Utilities | 43,919.65 |
| 70010 Bonus | 8,500.00 |
| 70080 Office Expense | 270.18 |
| 70100 Additional Labor | 3,781.91 |
| 70200 Auto & Truck Expenses | 89.66 |
| 70250 Cable/Internet Expenses | 3,080.68 |
| 70350 Equipment Leases | 1,880.24 |
| 70560 Trash Removal | 6,380.00 |
| Contractor Expenses | 825.56 |
| Gift Expenses | 221.06 |
| Public Space Rent Expense | 810.00 |
| Qualified Disaster Relief Expenses | 100.00 |
| **Total Expenses** | **$961,740.26** |
| NET OPERATING INCOME | $ -127,832.70 |
| Other Income | |
| Interest Income | 15.17 |
| Other Grants | 2,500.00 |
| Other Miscellaneous Income - Cash Back Reward | 462.32 |
| SBA Grant | 10,000.00 |
| **Total Other Income** | **$12,977.49** |
| Other Expenses | |
| 80600 Federal Corporate Taxes | 5,118.00 |
| 80700 State Corporate Taxes | 26,099.12 |
| 90300 Fines & Penalties | 135.00 |
| Sales Tax Penalties | 8,548.65 |
| Withholding Penalties | 1,230.68 |

| | TOTAL |
|---|---:|
| **Total 90300 Fines & Penalties** | **9,914.33** |
| 90500 Legal Dispute Expense | 10,000.00 |
| 99999 Ask Client/My Accountant | 28,695.45 |
| DC Treasurer Payments | 4,223.00 |
| DC-MIX | 1,149.65 |
| **Total 99999 Ask Client/My Accountant** | **34,068.10** |
| **Total Other Expenses** | **$85,199.55** |
| NET OTHER INCOME | $ -72,222.06 |
| NET INCOME | $ -200,054.76 |